©2009 SMSC. All rights reserved.
www.smsc.com
SMSC Overview
January 2011
Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

www.smsc.com
©2009 SMSC. All rights reserved.
PC Ecosystem
Consumer Connectivity
Automotive Networking
Smart Mixed-Signal Connectivity™
SMSC Facts:
  Deliver Market-Differentiating Connectivity Mixed-Signal Solutions
  Enable our Customers’ Success
  Generate Attractive Returns
Our Mission
$308M Fiscal 2010 Revenue
- $107M in Q3FY11
Expect revenue to be greater than
$400M in FY11
SMSC: Building a Connectivity Ecosystem
$189M in Cash and Investments
95% Revenue Single Sourced

Consumer
- *USB Connectivity*
- *Battery Charging*
- *Port Protection*
- *Wireless Audio*
- *Ethernet*

PC
Embedded System
& I/O Control
MOST
USB
Consumer
Automotive

PC
- *Embedded Controller*
- *USB*
  - *Hubs*
  - *Graphics*
  - *Security*
- *Human Interfaces*
- *Ethernet*
- *RightTouch™*

Automotive
- *Infotainment Networking*
- *MOST®*
- *USB & Ethernet*
- *Wireless Headphones*

3
www.smsc.com

©2009 SMSC. All rights reserved.

SMSC At A Glance
~85% of Revenue Related to Connectivity
All Data is Unaudited

PCs 36%
Consumer Electronics 27%
Industrial & Other 20%
Automotive 17%
PCs 35%
Consumer Electronics 28%
Industrial & Other 19%
Automotive 18%

SMSC® SUCCESS BY DESIGN

www.smsc.com
©2009 SMSC. All rights reserved.
Unaudited Data
Q3FY11
Q2FY11
Attractive Level of Diversity in End Markets

Product Growth Drivers
Computing & Connectivity
   USB application expansion
   USB 3.0
   Continued enterprise PC sales recovery
   Market share gains in Japan and Korea
   Security and storage
Automotive
   Luxury demand recovery
   Initial USB, Ethernet and Companion product ramps
   New OEM MOST® ramps
Analog Products
   Ramp of RightTouch™ capacitive sensing products
   Low-end PC demand, particularly in Asia
   Market share gains in thermal management
   Battery charging
Consumer Electronics Solutions
   New product ramps in:
   Portable hubs
   Tablet connectivity
   Portable power
   Home theater
   Headphones
Q3FY11 Performance
Computing & Connectivity
64% or $69.2M
Automotive
18% or $18.7M
Consumer Electronics Solutions
8% or $8.7M
Includes newly acquired
Storage Products
Includes Portable &
Wireless Audio Products
Analog Products
10% or $10.4M

Japan
19%
Americas
40%
Asia
22%
EMEA
19%
Japan
18%
Americas
40%
Asia
23%
EMEA
19%

SMSC®
SUCCESS BY DESIGN

www.smsc.com
©2009 SMSC. All rights reserved.
Solid Geographic Diversity
Design Win Location;
Unaudited Data
Q3FY11
Q2FY11
$104.1M
$107.0M

tallika
CORPORATION

Romania
Yugoslavia
Bulgaria
Macedonia

K2L
CONNECTING NETWORKS

kleer
cut loose.

sts
how wireless should be ™

symwave
The Future of Connectivity

SMSC®
SUCCESS BY DESIGN

www.smsc.com
©2009 SMSC. All rights reserved.
Rationale
Business Model
Investment
First SMSC design facility
in low-cost geography
■ Broad technical capabilities
■ Drives 2-3X product productivity
$3.4M
Sept 8, 2009
~50 resources
Extends SMSC design
capabilities in low-cost
geographies
■ World-class analog / mixed-signal
 expertise
■ Drives 2-3X product productivity
$0
April 1, 2010
~20 resources
Middleware and
framework for MOST®
enabled technologies
>60% GM
$8.9M
Nov 5, 2009
~30 resources
Entrée into wireless audio
market with strong IP
portfolio
38% → ~50% GM
$5.5M
Feb 16, 2010
~15 resources
Expand consumer
presence and solidify
position in wireless audio
market
35% → ~50% GM
$22M
June 14, 2010
~40 resources
Investing In Our Future
Sofia Design
Center
Investments exclude potential earnout payments; gross margin goals are non-GAAP
Entrance into the USB 3.0
SuperSpeed market with
storage products in production
Technology expected to be broadly
deployed across SMSC's
connectivity products
$5.2M - 2009; $3.1M
bridge financing - 2010
Closed Nov 12, 2010
~90 resources

Power Sequencing
CPU
CHIPSET
LEDs
KEYBOARD
SMSC Companion Devices
Human Interface
Consumer IR
Infrared
Fan Control
Temperature Sensors
Voltage Sensors
Diagnostics
SMSC Embedded Controller
Remote Management
LAN On Motherboard
Power Button/Switch Management
Wake-Up Sleep Hibernate

SMSC SUCCESS BY DESIGN

www.smsc.com
©2009 SMSC. All rights reserved.
Computing & Connectivity Solutions
PC System Management Controller
 ■ PC system control
 ■ Embedded connectivity
 ■ Leading global PC customers
 ■ 8 bit to 32 bit controllers
USB Connectivity
 ■ Continued robust USB 2.0 growth
 ■ Expanding use cases for USB 2.0
 ■ Transition to USB 3.0 for high-speed applications
 ■ Low power portable solutions
Embedded Connectivity
 ■ Mission critical applications
 ■ Industrial control
 ■ Consumer interfaces

Ethernet
Diagnostics & Software Download

MOST®
The Infotainment Backbone

Kleer®
Wireless Audio

USB
The Consumer Port

SMSC SUCCESS BY DESIGN

www.smsc.com
©2009 SMSC. All rights reserved.
Automotive Information Systems
Ethernet is the mandated
standard diagnostic interface
by automotive industry
regulation (ISO/SAE)
USB is rapidly becoming
the consumer interface of
choice for mobile device
connection
MOST is the de-facto industry
standard for high bandwidth
infotainment networking
Kleer provides unique
combination of low power
and high quality wireless
audio and control
SMSC is uniquely positioned to offer all four technologies
Diagnostics & Software
Download
The Infotainment Backbone
Wireless Audio
The Consumer Port

Base SMSC Analog Capability
Computing & Connectivity Products
Automotive Products
Portable Products
New product ideas driven by customer needs
Temperature Sensors
RightTouch
Energy Management
USB Port Power

SMSC
SUCCESS BY DESIGN

www.smsc.com
©2009 SMSC. All rights reserved.
Analog Products

SMSC Portable Products
■ Our Business Model
   Capitalize on SMSC’s Connectivity
                   Investments
   Optimize for lowest power & smallest footprint
   Flexible & nimble to respond to market
               & customer changes
   High value & profitability
■ Our Customers
   Smartphone + Portable Consumer Electronics
■ Our Products
   Feature rich connectivity solutions
   Highly differentiated mixed-signal
                  portable solutions
   Centered around USB and its low
                  power derivatives

www.smsc.com
©2009 SMSC. All rights reserved.
Wireless Audio Systems
Our Business Model
 ■ The established leader for Wireless Audio
 ■ Proven, unique proprietary technology
 ■ Leadership through complete coverage of all
 volume audio applications
 ■ Intimacy with major global customers
 ■ Leading presence in Home and Portable products
Our Products
 ■ Full systems & support
 ▪ Architecture
 ▪ Hardware
 ▪ Software
 ▪ ODM/OEM support
 ■ Back - and forward compatible products, spanning multiple product life cycles
Our Customers
 ■ Major global brands
 ■ Major OEMs worldwide

Amsterdam
Göteborg
Karlsruhe/Pforzheim
Sofia
Ottawa
San Jose
Laguna Niguel
San Diego
Phoenix
Tucson
Austin
Hauppauge
Beijing
Seoul
Shanghai
Tokyo/Osaka
Hong Kong
Chennai
Shenzhen
Taipei
Singapore

SUCCESS BY DESIGN

www.smsc.com
©2009 SMSC. All rights reserved.
Our Growing Worldwide R&D Presence
A Successful Design Model
 Product Line Engineering
 Architecture
 High Level Design
Design Solutions Execution
>500 Engineers Worldwide
Validation & Verification

Major PC brands

Major ODM white

Automotive

Expanding OEM

Tier 1 automotive

Portable

Smartphone

Major reference

Peripherals

Monitors

Printers/Docks

www.smsc.com
©2009 SMSC. All rights reserved.
World Class Customers and Partners
PC

www.smsc.com
©2009 SMSC. All rights reserved.
Additional Information
■ Additional Information About This Transaction
■ In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement
 on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC. The definitive proxy statement/prospectus will be mailed to stockholders of Conexant. Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.
 You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and other documents filed by SMSC or
 Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.
■ Participants in This Transaction
■ SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010. You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010. You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.
■
■ Forward Looking Statements
■ Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the companies’
 businesses set forth in their filings with the SEC.
■
■ Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and
 Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.
.